PART I of FORM C

Form C

Name of issuer: Cayo Films, Inc.

Form: C corporation

Jurisdiction of Incorporation/Organization: Utah

Date of organization: December 8, 2020

Physical address of issuer: 4001 Kearns Blvd., Park City, Utah 84060

Website of issuer: www.cayo.tv

Name of intermediary through which the offering will be conducted: Dalmore Group, LLC

CIK number of intermediary: 0001332099

SEC file number of intermediary: 008-67002

CRD number, if applicable, of intermediary: 136352

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 3% of all sums raised in this offering, plus $25,000 fee to cover due diligence costs.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: Dalmore Group LLC will receive shares of the company's Series A Preferred Stock in an amount equal to 1% of the aggregate amount raised divided by the price of the Series A Preferred Stock to the public in this offering.

Type of security offered: Preferred Stock

Target number of securities to be offered: 10,000 shares

Price (or method for determining price): $1.00 per share

Target offering amount: $10,000

Oversubscriptions accepted: <u>X</u> Yes   No

If yes, disclose how oversubscriptions will be allocated:

   At the discretion of the company

- **Other – provide a description:** N/A

Maximum offering amount (if different from target offering amount): $5,000,000

Deadline to reach the target offering amount: December 1, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Total Assets:	Most recent fiscal year-end:	$245,000	Prior fiscal year-end:	N/A
Cash & Cash Equivalents:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	N/A
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	N/A
Short-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	N/A
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	N/A
Revenues/Sales	Most recent fiscal year-end:	$0	Prior fiscal year-end:	N/A
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	N/A
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	N/A
Net Income:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	N/A

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

PART II

OFFERING MEMORANDUM DATED JULY 6, 2021

Cayo Films, Inc.
4001 Kearns Blvd.
Park City, Utah 84060
www.cayo.tv



Up to 5,000,000 shares of Series A Preferred Stock at $1.00, plus up to 500,000 "Bonus Shares" available to early investors for no additional consideration*
Minimum Target Amount: $10,000.00

Minimum investment: $100

*Investors who are eligible for Bonus Shares, receive up to 10% additional shares, making the effective price paid per share equal to approximately $0.909.

Cayo Films, Inc. ("Cayo Films," "the company," "we," or "us"), is offering up to $5,000,000 worth of its shares of Series A Preferred Stock (the "Shares" and the offering amount, the "Maximum Offering Amount"). The company must reach its Target Amount of $10,000 (the "Target Amount") by December 31, 2021.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Company Overview

Cayo Films, Inc., a Utah corporation was incorporated in Oregon on December 8, 2020. Effective, April 12, 2021, the company domesticated under the laws of the state of Utah. As of June 1, 2021, the company is a wholly-owned subsidiary of Cayo Studios, LLC, a Utah limited liability company ("Cayo Studios"). Cayo Studios owns 80,000,000 shares of the company's Common Stock, which represents 100% of the issued and outstanding capital stock of the company as of June 25, 2021.

The company is a new television and motion picture production studio focused on producing making inspiring stories into high-budget, dramatic movies and TV series without gratuitous elements. Our strategy is anchored by audience-backed capitalization paired with premier industry talent and high production values.

Our mission is to create inspiring stories into dramatic movies and TV series. We finance, produce and distribute content to give our audiences high-budget production values without gratuitous elements.

We will form a special purpose entity for each feature film and television series we produce (each a "Production," and collectively, the "Productions"), where the costs of each such Production will be managed. Additionally, Cayo Studios has also organized a wholly-owned subsidiary, Cayo Networks, LLC, a Utah limited liability company ("Cayo Networks"). Cayo Networks will operate an online, on-demand content platform and will serve as our content distribution partner.



Distribution

Each television series will be distributed on Cayo Networks. Via Cayo Networks, our users will purchase or rent an episode of a series or an entire season of a series at a fixed amount per episode or season. 15% of revenue generated from each such purchase or rental transaction will be retained by Cayo Networks as a distribution fee, Cayo Networks will be reimbursed for its expenses incurred in exploiting the Products, and the remaining balance of gross proceeds will be paid to us. See Related Party Transactions for more information on the Distribution Agreement with Cayo Networks pertaining to The Covenant. The amount a customer pays for an episode or season will be individually determined for each series.

A feature film, on the other hand, may first be distributed via a traditional, theatrical release. In such a case we will receive a certain portion of revenues generated at the box office upon release of any such motion picture. We will release any feature film after its theatrical run, or in lieu of a theatrical release, on Cayo Networks. The price to be paid to purchase or rent a feature film has not yet been determined, but will likely range between $9.99 and $19.99 to purchase and $2.99 and $4.99 to rent.

Productions

The company intends to produce three – four different television series or motion pictures. As of May 1, 2021, we have committed to two of our Productions, The Covenant and Sarah's Oil.

<u>The Covenant</u>

The Covenant is an episodic TV series (dramatic multi-season scripted series) telling the stories of the Old Testament with the intent of helping people come to know God. By anchoring in biblical text to show the glory and grit of the individuals in these stories, their lives and their relationships with God, The Covenant will strengthen the audience's relationship with God and create shared experiences across faiths. Ultimately, it will show God's relationship through his Covenant, and His desire to have a relationship with people today. A pilot episode is in pre-production about Daniel and his friends, Shadrach, Meshach and Abednego (the "Pilot"). Approximately $4,000,000 of the proceeds from this offering will be used to finance the production of the Pilot.

If we are unsuccessful at raising enough capital to produce the Pilot in this offering, we will seek alternative sources of funding, such as a Regulation D offering or more traditional funding models used in the entertainment industry, i.e. studio-backed funding. We will use the bulk of the money raised in the Reg CF raise to produce and release the Pilot. Within 2 weeks to 1 month of raising $3 million of this offering under Regulation Crowdfunding, we plan to go into pre-production and production of the Pilot which we anticipate will take 3 months to complete. Within 3-4 months following the pre-production and production phases, and after raising a total of $5.00 million, we anticipate completing post-production and releasing the Pilot. Upon the completion of the $5.00 million raise in the Reg CF round we anticipate pursuing an additional $75 million of financing to produce season 1 of The Covenant which we anticipate will use $35 million of the $75 million to produce. Once we raise an additional $24 million, we anticipate that we would immediately begin pre-production and production of season 1 of The Covenant at the beginning of the 3rd quarter of 2022 with a release date in Q4 of 2022.

A per episode production budget this high puts us in elite company with some of the highest rated television series of all time.

The company has identified Cyrus Nowrasteh as the director of the Pilot and the showrunner and executive producer of The Covenant. While the company has not yet formalized a contract with Mr. Nowrasteh, the parties are currently in process of negotiating terms.

Cyrus has worked in both film and TV and is credited on over 100 hours of produced material. He began his career as a screenwriter and wrote scripts for Steven Spielberg, Oliver Stone, Chris Columbus, William Friedkin, and numerous other Hollywood luminaries. An award-winning filmmaker Cyrus is best known as the director and co-writer of the highly regarded award-winning indie, The Stoning of Soraya M. (Lionsgate 2009), and the 2016 Focus Features' release The Young Messiah, produced by Chris Columbus. In 2019 Nowrasteh returned to the indie world, making the Middle East thriller, Infidel, based upon his own original script and starring Jim Caviezel. Infidel opened September 18, 2020, on 2400 screens nationwide and was #1 in the USA its opening weekend. Nowrasteh is an award-winning writer/director who is the only person to receive the PEN Literary Award two years in a row for best teleplay. As a director he has won prizes at the Toronto and Berlin film festivals.

The company has additionally retained the services of Andrew Klavan to write the screenplay for the Pilot.

Andrew Klavan is an American political commentator and writer of crime and suspense novels. Dubbed by Stephen King "the most original American novelist of crime and suspense since Cornell Woolrich", Klavan has been nominated for the Edgar Award five times and has won twice. Klavan has also worked in film and as an essayist and video satirist. He hosts "The Andrew Klavan Show" podcast on the conservative site The Daily Wire. Klavan wrote the four John Wells mysteries, about a crime-solving newspaper reporter, and The Scarred Man, his first novel of psychological suspense. Under his own name, Klavan has written crime novels, and the Homelanders series for young adults. His novels have been translated around the world. He has won two Edgars from the Mystery Writers of America, the Thumping Good Read Award from W.H. Smith, and been nominated for Anthony Awards and the International Thriller Writers award. True Crime was filmed by Clint Eastwood in 1999. Don't Say a Word was filmed starring Michael Douglas in 2001. Donald Cammell's 1987 White of the Eye was based on the novel Mrs. White, which Klavan co-wrote with his brother, playwright Laurence Klavan.

Andrew wrote the screenplay for the 1990 Michael Caine film Shock to the System, based on the novel by Simon Brett, and for the 2008 horror film One Missed Call, which starred Shannyn Sossamon and Ed Burns. He also wrote the screenplay for the movie-in-an-app Haunting Melissa and its sequel, Haunting Melissa 2: Dark Hearts. He recently scripted Gosnell: The Trial of America's Biggest Serial Killer, a crime film based on the true story of an abortion doctor charged with murder. Klavan has produced several satirical online video series including Klavan on the Culture for PJ Media, The Revolting Truth for Truth Revolt, and A Very Serious Commentary for Glenn Beck's Blaze Media. The Great Good Thing: A Secular Jew Comes to

Faith in Christ, Klavan's first non-fiction book, was published in 2016. It is a memoir of his spiritual journey from secular Judaism and agnosticism to Christianity.

<u>Sarah's Oil</u>

Sarah's Oil is the story of an 11-year-old girl with African American and Native American ancestry in the 1920s who is given a 160 acre allotment in Oklahoma as part of a reparation effort. The land has very poor soil and is not suitable for farming. Sara hoped the land had oil, but was told by exploratory forces it was barren, despite mysterious efforts to buy the land from her at high prices. When Sara made a deal with another company to explore the land for oil, the original exploratory company purchased all the surrounding land and raced to find oil before Sara could. Sara eventually found oil, and with the help of friends and local heroes managed to maintain control of her fortune to become one of the richest women in the country.

Mr. Nowrasteh and his wife Betsy Nowrasteh wrote the script for Sarah's Oil and Cyrus will be the project's director.

Competitors and Industry

The motion picture and television production industry is very competitive. We face competition from a variety of studios, many of whom have significantly more resources than we do. These competitors include traditional players like ABC, CBS, NBC, FOX, Universal, Paramount, Warner Brothers and Disney, but also includes a growing number of streaming services, including Netflix, Amazon, Hulu, Peacock, HBO Max, Disney Plus and Paramount Plus. Online content distribution is getting increasingly crowded. As a result of this competition, the company may be unable to acquire significant market share. In 2018, the home entertainment and global box office revenue was over $96.8 billion. However, the company's core audience are viewers who are looking for high-production-quality, values-based entertainment.

Current Stage and Roadmap

To date, the company has been engaged in development of the screenplay for the Pilot and acquisition of the rights to Sarah's Oil. Additionally, the company has been filling out its board of directors and recruiting other key talent, such as producers, agents, and writers.

Assuming a successful completion of this offering, the company intends to raise additional capital from other sources of public and private financing. Proceeds from those other sources would then be used to finance an additional 7-8 episodes of The Covenant, Sarah's Oil and the other Productions selected by the company. The company hopes to select the other Productions in the next 3 – 6 months.

Perks and Bonus Shares

    1. <u>Early investors</u>: All investors who invest a minimum of $1,000 during the first 45 days of the offering date will be given bonus shares in an amount equal to 10% of the Shares issued to such investor.

2. <u>Show credit</u>: All investors will be named in the end crawl credits of each pilot in an episodic series with a special designation – "Financing provided by _____". Order, placement and size based on amount of investment in the company's sole discretion.

3. <u>Digital Copy of the Pilot</u>: All investors will be given a free digital copy of the Pilot.

4. <u>Friends and family viewing discount</u>: All investors will be given 25 certificates for friends and family to purchase season 1 of The Covenant at a 25% discount.

5. <u>$1,000 Investment</u>: Includes perks 2 through 4 above plus investor will receive a 35% discount off the purchase price for season 1 of The Covenant.

6. <u>$5,000+ Investment</u>: Includes perks 2 through 5 above plus a 25% discount off normal purchase price for all future seasons of The Covenant.

7. <u>$10,000+ Investment</u>: Includes perks 2 through 6 above plus investor will be given the opportunity to visit the production set of The Covenant for 2 days during filming, which will include lunch with the director and photographs with cast and directors on set, subject to the investment being made prior to commencement of filming of the Pilot. Travel and expenses will be at each investor's cost.

8. <u>$20,000+ Investment</u>: Includes perks 2 through 7 above plus investor will be given the opportunity to be an "extra" in the Pilot, subject to the investment being made prior to commencement of filming of the Pilot. Travel and expenses will be at each investor's cost.

9. <u>$30,000+ Investment</u>: Includes perks 2 through 8 above plus investor receives 2 tickets to attend the Pilot premier, walk the red-carpet event. Travel and expenses will be at each investor's cost.

10. <u>$50,000+ Investment</u>: Includes perks 2 through 9 above plus 2 tickets to the Pilot premier party with Cayo Films' executives, producers, creator, director, cast and crew. Travel and expenses will be at each investor's cost.

11. <u>$100,000+ Investment</u>: Includes perks 2 through 10 above plus 2 coach class airfare and 4-star accommodations for 3 nights to the production set of The Covenant.

12. <u>$200,000+ Investment</u>: Includes perks 2 through 11 above except the $100,000+ Investment tier, plus 2 first class airfare and 4-star accommodations for 3 nights to the production set of The Covenant.

13. <u>$300,000+ Investment</u>: Includes perks 2 through 12 above plus investor(s) will be named as an executive producer. Placement and size of the credit is at sole discretion of Cayo Films, in all of the Productions.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

The company has no operating history upon which an Investor can base an investment decision.

Cayo was formed in 2020 and has not commenced revenue-generating operations. The company is an early-stage television and film development and production company in which investors may lose their entire investment. The company was formed on December 8, 2020 for a single purpose, to develop and produce a limited number of television or theatrical content. The company has only engaged in start-up activities. Because it has no operating history, the company is unable to provide investors with significant data upon which an evaluation can be made of the company's prospects and an investment in its securities.

The company cannot be certain that its business plan or any of its produced content will develop or that production will be successful. As a start-up company, the company will be particularly susceptible to the risks and uncertainties described in these risk factors and will be more likely to incur expenses associated with addressing them.

The company cannot assure investors that it will be able to achieve any of its objectives, generate sufficient revenues to achieve or sustain profitability or compete successfully in the television and film production industry.

The company is new and faces all of the risks of a start-up company.

The company will encounter challenges and difficulties frequently experienced by early-stage companies, including difficulties and delays frequently encountered in commencement of operations, operational difficulties and potential underestimation of initial and ongoing costs.

The company's actual operating results may differ from its initial estimates.

The company's operating results depend on production costs, public tastes and promotion success. The company expects to generate its future revenues from the distribution and exploitation of the Productions and the rights therein. The company's future revenues will depend on getting the Productions produced and into distribution, upon the timing and the level of market acceptance of the Productions, as well as upon the ultimate cost to produce, distribute and promote them. The revenues derived from the distribution of the Productions depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Productions will also depend upon terms and condition of its distribution, promotion and marketing and certain other factors. Accordingly, the company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Productions will not remain consistent over time. Even if the company is successful in creating, distributing and marketing the Productions, revenues generated upon initial release of any theatrical content or first seasons of any scripted series will likely decrease over time as subsequent seasons of such series are released. Further, once production, distribution and marketing of the Productions is complete, revenues from the Productions are likely to decrease over time.

The company's operating results may fluctuate significantly.

The company expects that its future operating results will fluctuate significantly as a result of, among other factors:

- The timing of domestic and international releases of the Productions;
- The success of the Pilot and the first seasons of any scripted series;
- The release of competitors' television series and film productions into the market at or near the same time the Productions are released;
- The costs to distribute and promote the Productions;
- The timing of receipt of proceeds generated by the Productions from Cayo Networks;
- The timing and magnitude of operating expenses and capital expenditures;
- The level of un-reimbursed production costs in excess of budgeted maximum amounts; and
- General economic conditions, including continued slowdown in advertiser spending.

As a result, the company believes that its results of operations may fluctuate significantly, and it is possible that the company's operating results could be below the expectations of investors.

Investors will bear substantially all of the risk of cash loss if the Productions are unsuccessful.

The production of the Productions will be financed entirely through funds raised from investors in this Offering. This means that if the Productions are unsuccessful and are unable to generate revenues, investors will bear substantially all of the economic risk.

The company's success depends on external factors in the television and film production industry.

Operating in the television and film production industry involves a substantial degree of risk. Each production is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. The commercial success of a production also depends upon the quality and acceptance of other competing productions released into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, all of which are subject to change and cannot be predicted with certainty. The company's success will depend on the experience and judgment of its management in producing the Productions. There can be no assurance that the Productions will reach the marketplace or that it will obtain favorable ratings or reviews once it does.

The success of the company and the Productions depends on the company's ability to raise sufficient funds to complete production.

The company's success will depend entirely upon a limited number of television and theatrical content. If the Productions are neither completed nor commercially successful, the company will have no alternate sources of revenue. The company anticipates that the net proceeds from this Offering will be sufficient to fund production of the Pilot if the Total Offering Amount is sold. Assuming we raise $5 million in this offering and an additional $75 million from other sources of financing, we have budgeted approximately $4 million for the production of the Pilot, $35 million for production of Season 1 of The Covenant, approximately $3 million for the marketing of Season 1 of The Covenant, between $7 and $10 million for production of Sarah's Oil, $3 million for the marketing of Sarah's Oil, and $1 million for offering expenses.

If the company raises less than the Maximum Offering Amount, it will either be required to seek alternative financing, which may not be available or may not be available on terms available to the company or investors, or the company will be required to reduce its production and marketing budgets. In such event, the company anticipates that it would initially reduce the marketing budget, up to its entirety, and then would reduce the production budget for the Productions. The Board believes that the minimum per episode production budget for The Covenant, not including marketing and post-production expenses, is approximately $2 million for the Pilot and $2 million for each additional episode, or $19 million for the Pilot and full, 8-episode Season 1, but that the production values would be significantly reduced at such a per episode budget. If we are required to reduce our production budget for the Pilot and subsequent episodes and/or our marketing budget, our ability to generate revenues through the streaming distribution of the Pilot and Season 1 and our ability to enter into distribution arrangements, may be substantially and adversely affected. If we do not raise at least $19 million in net proceeds, and are unable to procure additional financing, then the length of the Pilot and of Season 1 would likely be reduced. Our Board believes that we could produce a 20-30 minute Pilot episode for $750,000, so if we do not raise at least $1 million of net proceeds, our Board anticipates that production of even a reduced-length Season 1 would not be completed.

The company will have broad discretion in selecting which Productions to produce.

As of the date of this offering, the company has identified two of the Productions, The Covenant and Sarah's Oil. The total budget for each of these productions, assuming we raise $5 million in this offering and an additional $75 million from other sources of financing, is currently estimated to be $46 million, exclusive of marketing costs associated with each such production and offering expenses. Under this scenario, the company would have an additional $34 million in unused offering proceeds to allocate towards other Productions. Additionally, the company may ultimately elect to cancel one or both of The Covenant and Sarah's Oil. Accordingly, investors in our Preferred Stock will have no control over which productions the company may ultimately produce.

If the company fails to raise sufficient funds for the marketing of the Productions, the distribution of the Productions will be delayed.

If the company fails to raise sufficient proceeds from the Offering to fund the marketing of the Productions, the company will have to raise additional financing from outside sources to market the Productions and no assurance can be given as to the availability of such financing on terms acceptable to the company or at all. As a result, if the company fails to raise sufficient proceeds to fund the marketing of the Productions, the distribution of the Productions may be delayed until the company has generated sufficient operating revenues to be able to market the Productions.

Substantial delays between the completion of this Offering and the production of the Productions may cause the company's expenses to be increased and it may take the company longer to generate revenues.

The company cannot be certain when it will begin production of the Productions. Any actor playing a leading role, and other members of our production team will need to complete, delay or abandon other potential obligations before production on the Productions will begins. While the company intends on beginning production of the Productions as soon as practical after sufficient proceeds are raised, the company has no way of predicting exactly when it will raise sufficient capital from the Offering to begin production of the Productions. Therefore, the company has no way to predict the availability of its principal cast and creative staff. In addition, other considerations such as the weather conditions of the location the company chooses to utilize when production begins mean the timing of the commencement of the principal photography phase is difficult to predict.

Budget overruns may adversely affect the company's business.

Actual production costs may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of a Production. If any of the Productions incurs substantial budget overruns, the company may have to seek additional financing from outside sources to complete production. No assurance can be given as to the availability of such financing on terms acceptable to the company. In addition, if a production incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the company's business, results of operations or financial results.

If the company is unable to finish production for any of the Productions, it will have incurred expenses and may be unable to return the investors' entire investment.

If the company cannot itself complete production of any of the Productions, the company may be unable to return to investors the entire amount of their investment, if any.

The company intends to distribute the Productions on Cayo Networks, a new and unproven distribution platform.

The company intends to distribute the Productions via Cayo Networks, a new and unproven distribution platform that is wholly owned by the Company's parent. Unlike other distribution platforms, Cayo Networks utilizes a TVOD (or TV on demand) model. This means that an individual purchases or rents individual seasons, episodes and feature films that they want to watch for a fixed price for such season, episode or film, as opposed to subscribing to a service, such as Netflix or HBO Max, that allows you to watch all of the content hosted on their platform at a fixed monthly subscription price.

There can be no assurance that any distributors will contract with the company to distribute the Productions either based on the Series itself or on other considerations such as the materials already being distributed by such distributor. Further, decisions regarding the timing of release and promotional support of television series are important in determining the success of a particular television series. As with most production companies which rely on others to distribute productions, the company will not solely control the timing and manner in which its distributors will distribute the Series. Although any distributor the company uses may have a financial interest in the success of Season 1, any decision by its distributors not to distribute or promote Season 1 or to promote a competitor's productions to a greater extent than it promotes the company's could have a material adverse effect on the company's business, results of operations or financial condition.

There can be no assurance that the company will be able to compete in the television production industry and its lack of diversification may make it vulnerable to oversupply in the market.

There are numerous other production companies that develop and produce television series. The company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it more difficult for the company to succeed.

The company will depend heavily on creative and production personnel to produce the Productions.

The production of the Productions will require many highly skilled creative and production personnel, including writers, directors, cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians and actors. The company will utilize the services and support of talent agencies in Los Angeles and New York to secure such talent. Although the company expects to find high quality candidates to fill these positions, there can be no assurance the company will find the necessary personnel to complete production or that such personnel will cooperate and participate through completion of production. Finding or replacing key personnel could delay production or reduce the quality of the Productions, which may impair the company's revenue.

Technological advances may reduce demand for television series.

The entertainment industry in general, and the television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television series.

The company's success depends on protecting its intellectual property.

The company's success will depend, in part, on its and the Board's ability to protect their respective proprietary rights in the Productions. The company will rely primarily on a combination of copyright laws and other methods to protect its respective proprietary rights in the Productions. However, there can be no assurance that such measures will protect the company's proprietary information, or that its competitors will not develop screenplays for feature films otherwise similar to the company's, or that the company will be able to prevent competitors from developing a similar television series for production. The company believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the company in the future with respect to the Productions. Such assertion may require the company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the company fails to adequately protect its respective intellectual property rights in the Productions, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the company may be unable to continue to implement its business strategy, which would have a material adverse-effect on the company's business, prospects, financial condition, and results of operations.

Furthermore, The Covenant is intended to tell stories depicted in the Bible. Such stories have no copyright protection and other film producers can tell and have previously told Bible stories on screen.

The company will depend heavily on its Board and Executive Officers.

The successful production of the Productions and the operation of the company's business is dependent on the continued efforts of the company's Board and its executive team.

The production of the Productions will require many other highly skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound technicians, lighting technicians and actors. Although the company expects to find high quality candidates to fill these positions, there can be no assurance of their cooperation and participation through completion of the Productions. Replacing key talent could delay production or reduce the quality of the Productions which would impair the company's revenue. Also, many of these positions will require the company to hire members of unions or guilds. As a result, the company's ability to terminate unsatisfactory or non-performing workers could be adversely affected by existing union or guild contracts and regulations. This could delay production of the Productions and significantly increase costs.

Because the company was founded in anticipation of this Offering to produce a limited number of television and theatrical content, it has numerous potential conflicts of interest.

The company's Board, its executive officers, Cayo Studios and Cayo Studio's affiliates may be contracting with distributors, cast members and others that they have had arrangements within the past and will likely have arrangements with in the future that are unrelated to the business of the company. Further, our Board and executive officers are involved in other businesses, including other television and film production businesses. Cayo Studios may establish other entities in the future through which it produces other television and film projects and in which investors in the company would not have an interest. Such other projects could compete with the Productions. We believe our Board and executive officers have the capacity to discharge their responsibilities to our company notwithstanding participation in other projects. *See* "**INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS AND OTHER CONFLICTS OF INTEREST**" for more information.

The company faces inherent international trade risks that may have a material adverse effect on its business.

The company intends to distribute the Productions in foreign countries and derive a significant percentage of its revenues from sources outside the United States. As a result, the company's business is subject to certain risks inherent in international trade, many of which are beyond its control. Among those risks are the following:

- Changes in local regulatory requirements;
- Changes in the laws and policies affecting trade;
- Investment and taxes (including laws and policies relating to the repatriation of funds and withholding taxes);
- Differing degrees of protection for intellectual property;
- Instability of foreign economies and governments; and
- Cultural barriers.

These factors can have a material adverse effect on the company's business and results of operations.

The company's revenues are vulnerable to currency fluctuations.

The company cannot accurately predict the impact of future exchange rate fluctuations between the U.S. dollar and other foreign currencies on revenues, and fluctuations could have a material adverse effect on its business and results of operations.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 3 to the accompanying financial statements indicate there may be substantial doubt about the company's ability to continue as a going concern. We have not generated profits since inception. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing.

Voting control is in the hands of a single stockholder.

Voting control is concentrated in the hands of Cayo Studios. Subject to any fiduciary duties owed to owners or investors under Utah law, Cayo Studios may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the company or otherwise discourage a potential acquirer from attempting to obtain control of the company, which in turn could reduce the price potential investors are willing to pay for the company. In addition, Cayo Studios could use its voting influence to maintain the company's existing management, delay or prevent changes in control of the company, or support or reject other management and board proposals that are subject to owner approval.

We depend on our advisors and consultants who are subject to non-disclosure and confidentiality agreements.

In certain cases, the company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

We are dependent on general economic conditions.

Our business model is dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future demand for entertainment content, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

COVID-19 can materially impact our business.

As the novel coronavirus (or "COVID-19") continues to spread worldwide, its impact on international business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts is becoming increasingly acute. For example, it could complicate our ability to produce and distribute our productions. Implementing health and safety measures during production of the Projects could add significant costs to our estimated production budgets and delay the release of the same. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered.

We face significant market competition.

We compete against a variety of companies in the entertainment market as well likely new entrants into the market. Some existing competitors and future competitors have and will have access to significantly more resources than us, which would give them a significant advantage in marketing and operations.

Risks Related to the Securities and the Offering

Holders of our Series A Preferred Stock have no voting rights.

The Series A Preferred Stock does not include the right to vote on any matters put to shareholder vote except as may otherwise be required by applicable law. This includes matters such as election of directors or certain changes to our governing documents. Holders of our Series A Preferred Stock would have the right to vote on any changes to the rights of the Series A Preferred Stock itself.

Our potential issuance of bonus Shares may result in a discounted offering price being paid by certain investors in this Offering.

Certain investors may be entitled to bonus Shares (effectively a discount) in this Offering. These bonus Shares may immediately dilute the value of your Shares. Therefore, the value of Shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these bonus Shares.

Investors may experience dilution in the future if the company issues additional shares.

If the Productions are successful, the company may, in the sole discretion of the Board, authorize and issue additional shares of capital stock to raise additional capital to fund subsequent seasons of the Productions. Any such issuance would dilute the ownership percentage of investors in our company, including investors in this Offering.

The offering price of the Shares may be arbitrarily determined.

Since no public market exists for the Shares, the offering price for the Shares was not determined on an arm's length basis and does not necessarily represent the fair market value of the Shares. In determining the terms of the Offering, the company gave consideration to the risks associated with its business plan, its assumptions regarding its future financial performance and other considerations it deemed relevant. However, the offering price of the Shares may not bear any direct relationship to the foregoing considerations or any other generally accepted criteria of value and many of such criteria cannot be used in evaluating the offering price because the company has no operating or financial history.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no public market for the Shares and such securities are subject to certain restrictions on transfer.

Investors should regard the Shares as an illiquid investment. No public market for the Shares exists or is likely to develop in the near future. Any resale of the Shares may require the transferor to register the transferred Shares under applicable state securities laws, or find an exemption therefrom.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for our Shares hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

If you purchase Shares in this offering, you will suffer immediate dilution of your investment.

The public offering price of our Shares in this offering is substantially higher than the net tangible book value per share of our Shares. Therefore, if you purchase securities in the offering, you will pay an effective price for our Shares that substantially exceeds our net tangible book value per share after giving effect to the offering. Based on a public offering price of $1.00 per Share, if you purchase Shares in this offering and we sell the maximum amount offered, you will experience immediate dilution of $0.945 per share, representing the difference between the public offering price of the securities and our net tangible book value per share after giving effect to the proceeds we received from this offering. See the section entitled "Dilution" below for additional illustrations of the dilution would incur if you participate in this offering.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Utah, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Utah, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Utah, which governs the agreement, by a federal or state court in the State of Utah. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the Shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the Shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Ronald Daw	Chief Executive Officer	Since April 7, 2021	Full time
Gina Wheelock	Secretary	Since April 12, 2021	Full time
Directors:			
Ronald Daw	Director, Chairman	Since April 7, 2021	
Gina Wheelock	Director	Since June 25, 2021	
Emanuel Nunez	Director	Since June 25, 2021	
John Shepherd	Director	Since June 25, 2021	

Ronald Daw

Ronald Daw is CEO, President, Chairman of the Board, and an Executive Producer of Cayo Films, LLC. He brings corporate governance expertise to the Board garnered through his leadership positions with other entities. He is also a personally dedicated bible scholar. His experience, qualifications, and interests will provide sound governance leadership to Cayo's Board.

Mr. Daw was co-founder, Chairman, President and Chief Executive Officer of Daw Technologies Inc. (NASDAQ; DAWK), a publicly traded company which established itself as the leading global turnkey supplier of fully integrated ultraclean manufacturing environments (cleanrooms) to the worldwide semiconductor market. Daw Technologies established operations in more than 20 countries throughout the world, customers included Intel, Motorola, IBM, Texas Instruments, Fujitsu, Sony, ABB, TSMC, Wuxi Microelectronics, SGS Thompson, Micron, Hewlett Packard, Atmel, Digital Equipment, National Semiconductor, Advanced Micro Devices, as well as other major semiconductor manufacturers; growing revenues from $2 to $113 million. Mr. Daw was a member of the board of directors from 1987 until 2002.

Prior to this, Mr. Daw earned a Bachelor of Science degree in Accounting from the University of Utah and started his professional management career with Daw Incorporated, a regional commercial interior finish construction company, headquartered in Salt Lake City, Utah. Mr. Daw served as Vice President of Accounting and Finance before moving toVice President of Projects, Chief Operating Officer, and finally, President and Chief Executive Officer. The company was involved in the interior finish construction of high-rise office towers, large regional shopping malls, high rise hotels, hospitals, and other commercial and industrial projects. Daw Incorporated was selected by Inc. Magazine as one of the fastest growing private companies in the United States in the early 1980s.

Mr. Daw has acted in various senior management capacities, including as President of SummerSide Seniors Living from 2007-2009, Director of Portfolio Investments of Endeavor Capital from March to August of 2011, Director of Alternative Investments of Knox Capital from December 2011 to June 2012, and Registered Representative of ACAP Financial Inc. from February to June 2012. Mr. Daw is currently a Registered Representative of Weild & Co., a FINRA registered Broker-Dealer. Mr. Daw is not acting in his capacity as a Registered Representative of Weild & Co. in this offering and will receive no commissions in connection with the same. He has also served as a member of the board of trustees at Westminster College in Salt Lake City, Utah, a member of the business advisory board of the David Eccles School of Business at the University of Utah, and as a past member of the Young Presidents Organization.

Gina Wheelock

Gina Wheelock is a board member, Executive Producer, and Vice President of Cayo Films, Inc. She is a founder and manager of Cayo Studios, is a lifelong student and teacher of the Bible, and has a deep passion for theology and the relevance of scripture to current times. Her vast knowledge and experience are vital in bringing Old Testament stories to television via The

Covenant with utmost respect for all faiths who hold them as sacred. Mrs. Wheelock was a Ford Foundation Scholar at George Fox University where she earned a Bachelor of Arts in Biblical Studies. In both formal and informal settings, she has led and fostered interfaith dialogues about the efficacy of the Hebrew scriptures for a modern context, and the significance of the stories in it. Prior to her role as a director of the company, Gina served as Executive Administrative Assistant to the President and owner of Grayback Forestry from 2013 – 2020.

Emanuel Nunez

Emanuel Nunez serves on the Cayo Films board of directors and as the company's talent agent. He has immense experience as a talent agent in the Hollywood film industry and his insights into independent film financing and production will be invaluable in this venture.

Mr. Nunez was the leading agent at Paradigm Talent Agency from January 2014 to June 2020 where he guided and managed the careers of its biggest clients. He also helped to expand the agency's international presence, creating new business models with unique revenue streams, and growing the agency's independent content platform making it a market leader. He raised $120M of overhead/development/production capital from US and international investors to finance various projects involving major stars and filmmakers and generated substantial opportunities to the agency by identifying investor groups seeking to acquire a significant stake in the firm at an elevated valuation.

Prior to this, Mr. Nunez was recruited by Creative Artist Agency, where he worked from April 1991 to June 2011. As part of the Talent and Literary divisions, he represented top CAA clients: Antonio Banderas, Warren Beatty, Kathryn Bigelow, Sandra Bullock, Nicolas Cage, Jim Carrey, George Clooney, Chris Columbus, Tom Cruise, Penelope Cruz, Robert DeNiro, Gloria Estefan, Akiva Goldsman, Brian Grazer, Tom Hanks, Ron Howard, Nicole Kidman, Tobey Maguire, Michael Mann, Al Pacino, Brad Pitt, Brett Ratner, Robert Redford, Julia Roberts, Martin Scorsese, M. Night Shyamalan, Will Smith, Steven Spielberg, and Vince Vaughn.

Mr. Nunez also launched CAA's Film Finance Group which specialized in independent film; packaging, financing and selling content. He also raised production capital for approximately 300 theatrical films, selling domestic and international distribution rights on these films. In addition, he represented prominent production companies, key distributors, major international content companies and ultra-high net worth investors. Focused on talent, content and financial opportunities in various international markets: Brazil, China, France, Germany, India, Italy, Japan, KSA, Lat Am, UK, Russia, South Korea, Spain and UAE.

John Shepherd

John Shepherd will serve as a board member of Cayo Films, Inc. His 35+ years of experience in filmmaking as a producer and studio executive give him a unique knowledge and skill set essential for the successful creation of Cayo films.

Mr. Shepherd was the founder and President of Mpower Pictures with producing partner Steve McEveety (THE PASSION/BRAVEHEART). John managed development and production for the company's film and TV slate. He produced the award-winning features SNOWMEN (Winner – Dallas Film Festival, Tribeca Audience Award, Toronto International Film Festival "Sprockets" award), THE STONING OF SORAYA M (Winner – Los Angeles Film Festival, Runner up Toronto, NAACP Image Award, Berlin Cinema of Peace), AN AMERICAN CAROL (David Zucker). He also oversaw Mpower involvement in BELLA (Winner – Toronto Film Festival), MACHINE GUN PREACHER (Gerard Butler), and most recently MAN DOWN (Shia LeBeouf, Gary Oldman, Kate Mara) which he also Executive Produced.

Documentary work includes CHICAGO (2021), PUTIN (2019), EMANUEL (2018), THE DATING PROJECT (2018) THE DROP BOX, and IRREPLACEABLE. John recently sold a pitch and developed an original pilot for NETFLIX with Viola Davis, as well as a feature film, prequel to Christmas Classic IT'S A WONDERFUL LIFE, to Lionsgate.

Prior to co-founding Mpower Pictures, Shepherd produced such award-winning films as THE ULTIMATE GIFT (James Garner/Brian Dennehy) and BOBBY JONES – STROKE OF GENIUS (Jim Caviezel) – both Heartland Film Festival Award Winners.

Mr. Shepherd began his career producing documentaries on such notable figures as Vietnam Veteran Dave Roever, Watergate hatchet man Charles Colson and World War II hero Louis Zamperini. He produced and/or has written 15 independent films for Rev. Billy Graham's World Wide Pictures, including THE CLIMB, ROAD TO REDEMPTION, SOMETHING TO SING ABOUT, A VOW TO CHERISH, and THE RIDE.

He has served as an executive at the DreamWorks/Imagine startup POP.com and as the Showrunner/Co-creator of REDEMPTION HIGH for Digital Entertainment Network. In addition to producing, he has also been a successful stage, film and television actor. John studied Radio Television and Film at Northwestern University, and holds a degree in English from the University of California at Los Angeles.

Mr. Shepherd is a member of the Producers Guild of America, the Screen Actors Guild, and Actors Equity. He is also a long-time member of the board of the non-profit ACT ONE. He has taught Film Finance at the University Level and has consulted on behalf of several film funds.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 10% the company's equity securities as of June 1, 2021:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power

	Common Stock	80,000,000	100%
Cayo Studios, LLC[1]			

1. The outstanding membership interests of Cayo Studios[3] are as follows:

Name	Percent Voting Control
Mike Erwin	28.33%
Mike and Gina Wheelock Living Trust Dated 8/19/11[2]	15.00%
Ronald Daw	28.33%
Galen Wright	28.33%

2. Cayo Studios, LLC has issued a convertible note to The Mike and Gina Wheelock Living Trust Dated 8/19/11 that upon conversion would result in an additional 6.66% in voting control. Such note would convert upon Cayo Films, Inc. completing one or more equity financings in an aggregate amount of $6,000,000.
3. Ronald Daw, Mike Erwin, Galen Wright, Gina Wheelock, and Mike Wheelock each serve on the Board of Managers of Cayo Studios, LLC.

.

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the company after offering commissions payable to Dalmore Group LLC. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $10,000 Raise	Percent Allocation After Offering for a $1,000,000 Raise	Percent Allocation After Offering for a $2,500,000 Raise	Percent Allocation After Offering for a $5,000,000 Raise
Production Expenses	0%	80%	80%	80%
Working Capital	100%	10%	10%	10%
Distribution/Marketing Expenses	0%	10%	10%	10%

The above figures represent only estimated costs. The percentages in the table above do not include expenses incurred to market this offering. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cayo Films, Inc., was incorporated under the laws of the State of Oregon on December 8, 2020. On April 12, 2021, the company domesticated under the laws of the State of Utah.

The company is a new television and motion picture production studio focused on producing making inspiring stories into high-budget, dramatic movies and TV series without gratuitous elements. Our strategy is anchored by audience-backed capitalization paired with premier industry talent and high production values.

We are a pre-revenue company without an operating history upon which to base an evaluation of our business and prospects. Our lack of operating history may hinder our ability to successfully meet our objectives and make it difficult for potential investors to evaluate our business or prospective operations. We have not generated any revenues since inception, and we are not currently profitable and may never become profitable.

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. Our net losses for the fiscal year ended December 31, 2020, were $0.00.

These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Operating Results

Our activities since inception have consisted of formation and development activities and preparations to raise capital. Our net losses for the fiscal year ended December 31, 2020, were $0.00. As of December 31, 2021, the company has invested $245,000 into production and development costs associated with the Projects.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. The company has financed its activities to date with loans from its sole shareholder, Cayo Studios, LLC. The company anticipates raising funds under this offering of our Series A Preferred Stock utilizing Regulation Crowdfunding and a financing pursuant to additional public and private offerings of securities. Our future expenditures and capital requirements will depend on numerous factors, including the success of this offering and the ability to execute our business plan. We may encounter difficulty sourcing future financing.

As of December 31, 2020, the Company held $0.00 in cash and cash equivalents. The company was initially capitalized by a loan from its sole shareholder in the amount of $1,000,000 (the "Shareholder Loan"). The Shareholder Loan bears interest at the rate of 5% per annum and compounds annually from the date of each advance made pursuant thereto. The Shareholder Loan matures on the earlier of (i) March 16, 2025 and (ii) the date upon which the company closes one or more equity financings pursuant to which the company sells shares of its capital stock with an aggregate sales price of $6,000,000. The company and the shareholder memorialized the Shareholder Loan as of March 16, 2020. See also, below, "Related Party Transactions."

Plan of Operations and Milestones

As noted above, the continuation of our current plan of operations requires us to raise significant additional capital. If we are successful in raising the maximum offering amount through our issuance of Series A Preferred Stock in this offering, we believe that we will have sufficient cash resources to fund our plan of operations for the next 6 months. If we are unable to do so, we may have to curtail and possibly cease some operations and will need to secure additional funding to continue production of the Productions, which is our priority. See "Use of Proceeds."

We are not yet operational. We have established the following milestones in our plan of operations:

- We will use the bulk of the money raised in the Reg CF raise to produce and release the Pilot.
- Within 2 weeks to 1 month of raising $3.00 million of this offering under Regulation Crowdfunding, we plan to go into pre-production and production of the Pilot which we anticipate will take 3 months to complete.
- Within 3-4 months following the pre-production and production phases, and after raising a total of $5.00 million, we anticipate completing post-production and releasing the Pilot.
- Upon the completion of the $5.00 million raise in the Reg CF round we anticipate pursuing an addition $75 million of financing to produce season 1 of The Covenant which we anticipate will use $35 million of the $75 million to produce. The remaining $40 million will be reserved to produce other film projects including Sarah's Oil at a budget of $7-$10 million and other unidentified projects of approximately $30 million.
- We anticipate that the pre-production and production of Sarah's Oil would begin in Q4 of 2021 with an anticipated release date in Q4 of 2023.
- It is anticipated that Sarah's Oil will be a theatrical release followed by streaming distribution via Cayo Networks.
- Once we raise an additional $24 million, we anticipate that we would immediately begin pre-production and production of season 1 of The Covenant at the beginning of the 3rd quarter of 2022 with a release date in Q4 of 2022.

If the company raises less than $5.00 million discussed above, we will either be required to seek financing from alternative sources, or the company will be required to reduce our production and marketing budgets. We would start by reducing the marketing budget before the production budget.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

RELATED PARTY TRANSACTIONS

Shareholder Loan

The company and the shareholder memorialized the Shareholder Loan as of March 16, 2020, pursuant to which the company was initially capitalized by a loan from its sole shareholder in the amount of $1,000,000 (the "Shareholder Loan"). The Shareholder Loan bears interest at the rate of 5% per annum and compounds annually from the date of each advance made pursuant thereto. The Shareholder Loan matures on the earlier of (i) March 16, 2025 or (ii) the date upon which the company closes one or more equity financings pursuant to which the company sells shares of its capital stock with an aggregate sales price of $6,000,000.

Distribution Agreement

Additionally, the company has entered into a distribution agreement with Cayo Networks, effective as of June 25, 2021, pursuant to which the company granted an irrevocable, exclusive right to Cayo Networks to distribute The Covenant for a period of twenty-five (25) years (the "Distribution Agreement"). Pursuant to the Distribution Agreement, gross receipts attributable to exploitation of The Covenant by Cayo Networks shall be distributable as follows:

First, Cayo Networks shall receive an amount equal to (i) 15% of gross receipts attributable to licensing streaming rights to The Covenant and (ii) 15% of gross receipts attributable to other sources.

Second, Cayo Networks shall receive an amount equal to 110% of all expenses incurred by Cayo Networks attributable to exploitation of The Covenant, including the payment of residuals and a portion of Cayo Networks' overhead reasonably allocated to exploitation of the Covenant.

Third, all proceeds thereafter to Cayo Films.

The company anticipates that each Project will have agreements for distribution with substantially similar terms.

Compensation

We compensate related parties as follows:

Name	Role	Annual Compensation
Ronald Daw	CEO and President	$120,000.00
Mike Erwin	Executive Producer	$36,000.00
Manny Nunez*	Director	$12,000.00
John Shepherd	Director	$12,000.00

*The Company and certain affiliates of the Company have paid Mr. Nunez $400,000 in fees as an advisor to the Company and certain affiliates since July 1, 2020 pursuant to an advisory agreement with Mr. Nunez that expires June 30, 2021. The Company is currently negotiating a new agreement with Mr. Nunez.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Upon formation of the company, we issued what became post-split shares of 80,000,000 shares of Common Stock in reliance of Section 4(a)(2) of the Securities Act for no consideration to our sole shareholder, Cayo Studios, LLC.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The Company is offering up to 5,000,000 shares of our Series A Preferred Stock in this offering at a price of $1.00 per share, plus up to 500,000 "Bonus Shares" available to early investors for no additional consideration. Investors who are eligible for Bonus Shares, receive up to 10% additional shares, making the effective price paid per share equal to approximately $0.909. We have set a Target Amount of $10,000, representing 10,000 shares of our Series A Preferred Stock.

The minimum investment per investor is $100.00.

General

The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Articles of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Articles of Incorporation and to the applicable provisions of Utah law.

We are authorized to issue 300,000,000 shares, consisting of 200,000,000 shares of Common Stock and 100,000,000 shares of Preferred Stock, each with par value $0.0001. There are two series of Preferred Stock authorized. Series A Preferred Stock, consisting of 8,000,000 shares, and Series A-1 Preferred Stock, consisting of 90,000,000 shares. As of May 1, 2021, our outstanding shares of capital stock consisted of 80,000,000 shares of Common Stock.

Series A Preferred Stock

Dividend Rights

Before any distributions are made to holders of Common Stock, the holders of Series A Preferred Stock, together with holders of Series A-1 Preferred Stock on a pro rata basis, must receive distributions in an amount equal to $1.00 per share for holders of Series A Preferred Stock and $1.25 per share for holders of Series A-1 Preferred Stock. Thereafter, the holders of Common Stock will be entitled to receive distributions, prior to any further distributions to holders of Preferred Stock, in an amount equal to the aggregate amount of distributions made to Preferred Stock holders. Thereafter, holders of Common Stock and Preferred Stock will participate in all distributions on pro rata basis.

Voting Rights

Holders of Series A Preferred Stock will only be entitled to vote on matters for which the right to vote is required under Utah law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series A Preferred Stock will be entitled to distributions of net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock in an amount per share equal to $1.00 less any distributions previously made to such Series A Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Series A Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Common Stock

Dividend Rights

Before any distributions are made to holders of Common Stock, the holders of Series A Preferred Stock, together with holders of Series A-1 Preferred Stock on a pro rata basis, must receive distributions in an amount equal to $1.00 per share. Thereafter, the holders of Common Stock will be entitled to receive distributions, prior to any further distributions to holders of Preferred Stock, in an amount equal to the aggregate amount of distributions made to Preferred Stock holders. Thereafter, holders of Common Stock and Preferred Stock will participate in all distributions on pro rata basis.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors. Holders of Preferred Stock will only be entitled to vote on matters for which the right to vote is required under Utah corporate law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series A Preferred Stock and Series A-1 Preferred Stock will be entitled to distributions of net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock in an amount per share equal to, in the case of holders of Series A Preferred Stock, $1.00 less any distributions previously made to such Series A Preferred Stock, and in the case of holders of Series A-1 Preferred Stock, $1.25 less any distributions previously made to such Series A-1 Preferred Stock. Thereafter, any remaining assets of the company will be distributed to the holders of Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

What it Means to be a Minority Holder

As an investor in Preferred Stock of the Company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has also engaged Colonial Stock Transfer, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.cayofilms.tv.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://investincayo.tv.